
08001936


ADITYA BIRLA GROUP

9th April, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : **Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b)**
Submission
Sub : **Board Meeting – 30th April, 2008**

Ladies and Gentlemen :

      This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

      Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

      The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

PROCESSED

APR 2 2 2008

THOMSON
FINANCIAL

Encl : a/a.

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com



9th April, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

**Sub: Notice pursuant to Clause – 41 of the Listing Agreement
     Scrip Code - BSE - 500 303**

This is further to our Letter dated 18th March, 2008 on the above subject.

Kindly also note that as the Company will publish the audited results for the year ended 31st March, 2008 within a period of 3 months from 31st March, 2008 (i.e. from the end of last quarter of the financial year), the unaudited results for the last quarter ended 31st March, 2008 shall not be published.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

END